Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212081

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 8, 2016)

3,119,271 Units of Stapled Securities, representing

3,119,271 Ordinary Shares

and

$538,417,367.31 original issuance amount of 1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030

Vantage Drilling International

Stapled Securities

This is supplement no. 2 to the prospectus dated November 8, 2016 that relates to the offer and resale of up to an aggregate of 3,119,271 units of stapled securities (the “Stapled Securities”) (including the ordinary shares of Vantage Drilling International (the “Ordinary Shares”) (i) forming a part thereof that may become separated therefrom as described in the prospectus and (ii) that are issuable upon the conversion of the Notes (as defined below) forming a part thereof) of Vantage Drilling International by the selling holders identified in the prospectus. Each Stapled Security initially represents one Ordinary Share and an original issuance amount of $172.61 principal amount of 1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030 of Vantage Drilling International (the “Notes”), in each case subject to adjustment as further described in the prospectus. Interest on the Notes will accrue at a rate of 1% per year from February 10, 2016, the issue date of the Notes, through, but not including, the fourth anniversary of February 10, 2016. From and after the fourth anniversary of February 10, 2016 and through the maturity date of the Notes, interest will accrue at a rate of 12% per year. Interest on the Notes is payable in kind, semi-annually (in arrears) by increasing the outstanding principal amount of the Notes. The Notes are mandatorily convertible, in whole or in part, into Ordinary Shares upon the occurrence of certain events enumerated in the indenture governing the Notes, as further described in the prospectus. Accordingly, the Notes, or portions thereof, may be converted into Ordinary Shares without the consent of the holder thereof in certain circumstances, as further described in the prospectus. We are not selling any Stapled Securities or Ordinary Shares under this prospectus. We will not receive any proceeds from the sale of Stapled Securities or Ordinary Shares being offered by the selling holders.

The selling holders may offer Stapled Securities (as well as any Ordinary Shares that may become separated therefrom or that are issuable upon the conversion of the Notes forming a part thereof) from time to time, if and to the extent as they may determine, through public or private transactions or through other means described under “Plan of Distribution” in the prospectus at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The selling holders may sell Stapled Securities or Ordinary Shares through agents they select or through underwriters and dealers they select. The selling holders also may sell Stapled Securities or Ordinary Shares directly to investors. If the selling holders use agents, underwriters or dealers to sell the Stapled Securities or Ordinary Shares, we will name such agents, underwriters or dealers and describe any applicable commissions or discounts in a supplement to this prospectus if required. Neither our Stapled Securities nor our Ordinary Shares are listed on any national securities exchange and no public market currently exists for our Stapled Securities or Ordinary Shares.

Recent Developments

We have attached to this prospectus supplement the Form 8-K of the Company filed on January 9, 2017. The attached information updates and supplements, and should be read together with, the Company’s prospectus dated November 8, 2016, as supplemented from time to time.

Investing in our Stapled Securities and Ordinary Shares involves risks. See the “Risk Factors” section of the prospectus for a discussion of certain risks that you should consider before buying our Stapled Securities or Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 9, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 9, 2017 (January 5, 2017)

Vantage Drilling International

(Exact name of registrant as specified in its charter)

Cayman Islands	N/A	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

777 Post Oak Boulevard, Suite 800

Houston, TX 77056

(Address of principal executive offices) (Zip Code)

(281) 404-4700

(Registrant’s telephone number, including area code)

(Not applicable)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.	Appointment of Certain Officers; Election of Directors; Departure of Directors or Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Edward G. Brantley as Chief Accounting Officer. On January 5, 2017, Edward G. Brantley and the Company agreed that Mr. Brantley would retire from his position as Chief Accounting Officer, effective as of March 31, 2017. Mr. Brantley is expected to continue in his role with the Company until such date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 9, 2017

VANTAGE DRILLING INTERNATIONAL

/s/ Douglas E. Stewart
Douglas E. Stewart Vice President, General Counsel and Corporate Secretary